SPROTT ANNOUNCES FIRST QUARTER 2024 RESULTS
TORONTO, ON - May 8, 2024 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the quarter ended March 31, 2024.
Management commentary
“Sprott’s AUM once again reached record highs during the quarter, driven by stronger gold and silver prices late in the period, offset somewhat by what we view as short-term weakness in uranium and related equities. As of March 31, 2024, AUM was $29.4 billion, up $0.6 billion from the end of 2023. Subsequent to quarter end, on May 6, 2024, AUM stood at $31.2 billion,” said Whitney George, CEO of Sprott. “During the quarter, we further expanded our critical materials offerings with the launch of the Sprott Copper Miners ETF. We also added to our growing European product suite by introducing the Sprott Junior Uranium Miners UCITS ETF. We are pleased with the early responses to both.”

“We expect 2024 to be a volatile year for investors as geopolitical conflicts spread, inflation remains stubbornly high and global elections present an uncertain backdrop for investors,” continued Mr. George. “We are very confident that our core themes will continue to perform well for our clients and that our sales and marketing activities will deliver substantial asset growth as the commodities cycle accelerates.”
Key AUM highlights1
•AUM was $29.4 billion as at March 31, 2024, up 2% from $28.7 billion as at December 31, 2023. On a three months ended basis, we benefited from market value appreciation in our precious metals physical trusts and managed equities, partially offset by net out flows in the same fund categories.
Key revenue highlights
•Management fees were $36.4 million in the quarter, up 17% from $31.2 million for the quarter ended March 31, 2023. Carried interest and performance fees were $Nil in the quarter, flat from the quarter ended March 31, 2023. Net fees were $32.7 million in the quarter, up 16% from $28.2 million for the quarter ended March 31, 2023. Our revenue performance was due to higher average AUM across most of our exchange listed products and private strategies funds.
•Commission revenues were $1 million in the quarter, down 78% from $4.8 million for the quarter ended March 31, 2023. Net commissions were $0.5 million in the quarter, down 79% from $2.4 million for the quarter ended March 31, 2023. Lower commissions were primarily due to the sale of our former Canadian broker-dealer in the second quarter of last year.
•Finance income was $1.8 million in the quarter, up 9% from $1.7 million for the quarter ended March 31, 2023. Our results were primarily driven by higher income generation in co-investment positions we hold in LPs managed in our private strategies segment.
Key expense highlights
•Net compensation expense was $16.3 million in the quarter, up 6% from $15.4 million for the quarter ended March 31, 2023. The increase in the quarter was primarily due to increased AIP accruals on higher net fee generation.
•SG&A expense was $4.2 million in the quarter, up 4% from $4 million for the quarter ended March 31, 2023. The slight increase in the quarter was due to higher marketing costs.
Earnings summary
•Net income was $11.6 million ($0.45 per share) in the quarter, up 51% from $7.6 million ($0.30 per share) for the quarter ended March 31, 2023. Net income in the quarter benefited from market value appreciation across most of our exchange listed products and private strategies AUM, partially offset by lower commission income due to the sale of our former Canadian broker-dealer during the second quarter of last year. Our earnings also benefited from no severance and other expenses in the quarter.
Adjusted base EBITDA was $19.8 million ($0.78 per share) in the quarter, up 14% from $17.3 million ($0.68 per share) for the quarter ended March 31, 2023. The increased management fees generated from market value gains in our AUM this quarter was partially offset by lower commission income due to the sale of our former Canadian broker-dealer during the second quarter of last year.
Subsequent events
•Subsequent to quarter-end, on May 6, 2024, AUM was $31.2 billion, up 6% from $29.4 billion at March 31, 2024.
•On May 7, 2024, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Supplemental financial information
Please refer to the March 31, 2024 quarterly financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at March 31, 2024 and the Company's financial performance for the quarter ended March 31, 2024.
Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Dec. 31, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Mar. 31, 2024	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	6,532	(144)	507	—	6,895	0.35%
- Physical Gold and Silver Trust	4,230	(113)	284	—	4,401	0.40%
- Physical Silver Trust	4,070	(19)	191	—	4,242	0.45%
- Precious Metals ETFs	339	(9)	7	—	337	0.30%
- Physical Platinum & Palladium Trust	116	5	(9)	—	112	0.50%
	15,287	(280)	980	—	15,987	0.39%

- Critical materials physical trust and ETFs
- Physical Uranium Trust	5,773	56	(203)	—	5,626	0.32%
- Critical Materials ETFs	2,143	49	43	—	2,235	0.58%
	7,916	105	(160)	—	7,861	0.39%

Total exchange listed products	23,203	(175)	820	—	23,848	0.39%

Managed equities (3)	2,890	(70)	103	—	2,923	0.89%

Private strategies	2,645	(39)	(8)	—	2,598	0.91%

Total AUM (4)	28,738	(284)	915	—	29,369	0.49%

(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2) Management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (57%), high net worth managed accounts (34%) and U.S. value strategies (9%).
(4) No performance fees are earned on exchange listed products. Performance fees are earned on certain of our managed equities products and are based on returns above relevant benchmarks. Private strategies LPs earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Summary income statement
Management fees (1)	36,372	34,244	32,867	32,940	31,170	28,152	28,899	30,302
Fund expenses (2), (3)	(2,234)	(2,200)	(1,740)	(1,871)	(1,795)	(1,470)	(1,466)	(1,607)
Direct payouts	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)
Carried interest and performance fees	—	503	—	388	—	1,219	—	—
Carried interest and performance fee payouts - internal	—	(222)	—	(236)	—	(567)	—	—
Carried interest and performance fee payouts - external (3)	—	—	—	—	—	(121)	—	—
Net fees	32,677	31,042	29,655	29,879	28,188	26,099	26,312	27,423

Commissions	1,047	1,331	539	1,647	4,784	5,027	6,101	6,458
Commission expense - internal	(217)	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)
Commission expense - external (3)	(312)	(441)	(92)	(27)	(642)	(585)	(476)	(978)
Net commissions	518	729	359	1,126	2,415	2,863	3,240	3,446

Finance income (2)	1,810	1,391	1,795	1,650	1,655	1,738	1,274	1,351
Gain (loss) on investments	1,809	2,808	(1,441)	(1,950)	1,958	(930)	45	(7,884)
Co-investment income (2)	274	170	462	1,327	93	370	249	87
Total net revenues(2)	37,088	36,140	30,830	32,032	34,309	30,140	31,120	24,423

Compensation (2)	17,955	17,096	16,939	21,468	19,556	17,148	19,044	18,611
Direct payouts	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)
Carried interest and performance fee payouts - internal	—	(222)	—	(236)	—	(567)	—	—
Commission expense - internal	(217)	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)
Severance, new hire accruals and other	—	(179)	(122)	(4,067)	(1,257)	(1,240)	(1,349)	(2,113)
Net compensation	16,277	15,251	15,257	15,329	15,385	12,648	14,189	13,192

Severance, new hire accruals and other	—	179	122	4,067	1,257	1,240	1,349	2,113
Selling, general and administrative ("SG&A") (2)	4,173	3,963	3,817	4,752	4,026	3,814	4,051	3,872
SG&A recoveries from funds (1)	(231)	(241)	(249)	(282)	(264)	(253)	(259)	(318)
Interest expense	830	844	882	1,087	1,247	1,076	884	483
Depreciation and amortization	551	658	731	748	706	710	710	959
Foreign exchange (gain) loss (2)	168	1,295	37	1,440	440	(484)	3,020	1,233
Other (income) and expenses (2)	—	3,368	4,809	(18,890)	1,249	1,686	3,384	470
Total expenses	21,768	25,317	25,406	8,251	24,046	20,437	27,328	22,004

Net income	11,557	9,664	6,773	17,724	7,638	7,331	3,071	757
Net income per share	0.45	0.38	0.27	0.70	0.30	0.29	0.12	0.03
Adjusted base EBITDA	19,751	18,759	17,854	17,953	17,321	18,083	16,837	17,909
Adjusted base EBITDA per share	0.78	0.75	0.71	0.71	0.68	0.72	0.67	0.71

Summary balance sheet
Total assets	389,784	378,835	375,948	381,519	386,765	383,748	375,386	376,128
Total liabilities	82,365	73,130	79,705	83,711	108,106	106,477	103,972	89,264

Total AUM	29,369,191	28,737,742	25,398,159	25,141,561	25,377,189	23,432,661	21,044,252	21,944,675
Average AUM	29,035,667	27,014,109	25,518,250	25,679,214	23,892,335	22,323,075	21,420,015	23,388,568
(1) Previously, management fees within the above summary financial information table included SG&A recoveries from funds consistent with IFRS 15. For management reporting purposes, these recoveries are now shown next to their associated expense as management believes this will enable readers to transparently identify the net economics of these recoveries. However, SG&A recoveries from funds are still shown within the "Management fees" line on the consolidated statement of operations. Prior year figures have been reclassified to conform with current presentation.
(2) Current and prior period figures on the consolidated statements of operations include the following adjustments: (1) trading costs incurred in managed accounts are now included within "Fund expenses" (previously included within "SG&A"), (2) interest income earned on cash deposits are now included within "Finance income" (previously included within "Other income"), (3) co-investment income and income attributable to non-controlling interest are now included as part of "Co-investment income" (previously included within "Other income"), (4) expenses attributable to non-controlling interest is now included within "Co-investment income" (previously included within "Other expenses"), (5) the mark-to-market expense of DSU issuances are now included within "Compensation" (previously included within "Other expenses"), (6) foreign exchange (gain) loss is now shown separately (previously included within "Other expenses"); and (7) shares received on a previously unrecorded contingent asset in Q2 2023 are now included within "Other (income) and expenses" (previously included within "Other income"). Prior year figures have been reclassified to conform with current presentation.
(3) These amounts are included in the "Fund expenses" line on the consolidated statements of operations.

Schedule 3 - EBITDA reconciliation

	3 months ended

(in thousands $)	Mar. 31, 2024	Mar. 31, 2023
Net income for the period	11,557	7,638
Adjustments:
Interest expense	830	1,247
Provision for income taxes	3,763	2,625
Depreciation and amortization	551	706
EBITDA	16,701	12,216
Adjustments:
(Gain) loss on investments (1)	(1,809)	(1,958)
Stock based compensation (2)	4,691	4,117
Foreign exchange (gain) loss (3)	168	440
Severance, new hire accruals and other (3)	—	1,257
Non-recurring regulatory, professional fees and other (3)	—	1,249
Carried interest and performance fees	—	—
Carried interest and performance fee payouts - internal	—	—
Carried interest and performance fee payouts - external	—	—
Adjusted base EBITDA	19,751	17,321
Adjusted base EBITDA margin (4)	58%	57%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described below are met.
(2) In prior years, the mark-to-market expense of DSU issuances were included with "other (income) and expenses". In the current period, these costs are included as part of "stock based compensation". Prior year figures have been reclassified to conform with current presentation.
(3) Foreign exchange (gain) and loss, severance, new hire accruals and other; and non-recurring regulatory, professional fees and other were previously included with "other (income) and expenses" and are now shown separately in the reconciliation of adjusted base EBITDA above. Prior year figures have been reclassified to conform with current presentation.
(4) Prior year figures have been restated to remove the adjustment of depreciation and amortization.

Conference Call and Webcast

A webcast will be held today, May 8, 2024 at 10:00 am ET to discuss the Company's financial results.
To listen to the webcast, please register at https://edge.media-server.com/mmc/p/ww5f9u2f

Please note, analysts who cover the Company should register at: https://register.vevent.com/register/BI9b7806caf4d14a1ebb05b8092ea664ef

Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted base EBITDA, adjusted base EBITDA margin and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Management fees, net of fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from purchases and sales of uranium in our exchange listed products segment and transaction-based service offerings by our broker dealers.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in the MD&A, and severance, new hire accruals and other which are non-recurring.

EBITDA, adjusted base EBITDA and adjusted base EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted base EBITDA margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our expectation that 2024 will be a volatile year for investors as geopolitical conflicts spread, inflation remains stubbornly high and global elections present an uncertain backdrop for investors; (ii) our confidence that our core themes will continue to perform well for our clients and that our sales and marketing activities will deliver substantial asset growth as the commodities cycle accelerates; and (iii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended March 31, 2024. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 20, 2024; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended March 31, 2024. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and critical materials investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Managing Partner
Investor and Institutional Client Relations;
Head of Corporate Communications
(416) 943-4394
gwilliams@sprott.com